BB



SECURITIES AND EXCHANGE COMMISSION
03053070
Washington, D.C. 20549

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SEC FILE NUMBER
8- 12754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTT PLANNING COMPANY, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
AUG 11 2003
THOMSON FINANCIAL

2074 MORRIS AVENUE
(No. and Street)

UNION (City) NEW JERSEY (State) 07083 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT SORKIN (212) 962-1247
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER TESORIERO CPA
(Name — if individual, state last, first, middle name)

1142 Hylan BLVD (Address) STATEN ISLAND (City) NY (State) 10305 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 31 2003
WASH, D.C.
181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Sorkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott Planning Company Inc, as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

CYNTHIA MARICH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
PT

Peter Tesoriero
Certified Public Accountant

1142 Hylan Boulevard, Staten Island, NY 10305
Voice (718) 816-1400 . Fax (718) 816-7300

To the Board of Directors of
Scott Planning Company, Inc.
2974 Morris Avenue
Union, NJ 07083

Gentlemen:

I have examined the statement of financial condition of Scott Planning Company, Inc., as of May 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of Scott Planning Company, Inc., as at May 31, 2003, and the results of its operations, changes in subordinated liabilities and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

Also, I have examined the supplementary schedules I, II, III, and IV, and, in our opinion, they present fairly, the information included therein in conformity with the rules of the Securities and Exchange Commission.

July 17, 2003

Peter Tesoriero


PUBLIC ACCOUNTANT
CERTIFIED
PT

SCOTT PLANNING COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2003

ASSETS

CASH, including money market funds of $178,187 (Note 3)		$ 320,610
Commissions Receivable		2,947
Other Asset - Prepaid Expenses		13,402
TOTAL ASSETS		$ 336,959

LIABILITIES AND STOCK HOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 3,487
TOTAL LIABILITIES		3,487
STOCKHOLDERS' EQUITY (Notes 2 and 5)		
Common Stock, no par value Authorized 1,000 shares, issued and outstanding 100 shares	$ 5,000	
Paid - in - Capital	10,000	
Retained Earnings	318,472	
TOTAL STOCKHOLDERS' EQUITY		333,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 336,959


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2003

REVENUES (Note 1)		
Commissions on sales of investment company shares		$ 139,065
Interest and Dividends		6,099
Other Income - Federal Tax Refund		3,120
TOTAL REVENUES		148,284
EXPENSES (Note 1 and 2)		
Regulatory fees and expenses	$ 3,090	
Commissions	65,915	
Contributions	150	
Corporation Income Taxes	316	
Development	65	
Dues & Subscriptions	3,167	
Management Fees	22,590	
Office Expense	1,842	
Professional Fees	17,510	
Rent	18,200	
Sales Incentives	13,329	
TOTAL EXPENSES		146,174
NET PROFIT		$ 2,110

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2003

CASH FLOWS FROM OPERATION ACTIVITIES		
Net Profit from Operations		$ 2,110
Changes in Assets and Liabilities:		
Decrease in Commissions Receivable	$ 7,122	
Increase in Prepaid Expenses	(5,504)	
Decrease in Accounts Payable and Accrued Expenses	(4,004)	
		(2,386)
Net Cash used for Operating Activities		(276)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		320,886
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 320,610

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2003

	Common Stock No-Par-Value	Paid - In Capital	Retained Earnings
Balance at June 1, 2002	$ 5,000	$ 10,000	$ 316,362
Net Profit for the year	-	-	2,110
Balance at May 31, 2003	$ 5,000	$ 10,000	$ 318,472

The accompanying notes are an integral part of this financial statement


PUBLIC ACCOUNTANT
CERTIFIED
PT

SCOTT PLANNING COMPANY, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF MAY 31, 2003

SUPPLEMENTARY SCHEDULE I

Computation of basic net capital		
Net Worth:		
Common Stock	$ 5,000	
Paid - in - capital	10,000	
Retained Earnings	318,472	
Total Net Worth		$ 333,472
Haircuts on securities:		
Oppenheimer Money Market and Certificate of Deposit		(5,648)
Net Capital		327,824
Minimum capital required by the Securities and Exchange commission		(5,000)
Net Capital in Excess of Minimum Required		$ 322,824

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO
RULE 15c-3-3
AS OF MAY 31, 2003

SUPPLEMENTARY
SCHEDULE II

The Company has claimed an exemption from Rule 15c-3-3 since they maintain a " Special Account for the Exclusive Benefit of Customers" in accordance with Section (K) (2) (a)- (see Note 3).

Debits	Credits
None	None

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF MAY 31, 2003

SUPPLEMENTARY
SCHEDULE III

NOT APPLICABLE

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
AS OF MAY 31, 2003

SUPPLEMENTARY SCHEDULE IV

1. Net Capital Under Rule 15c3-1

A.	As calculated in unaudited Form X-17A-5, Part 11A	$327,824
B.	As calculated on Schedule I of this report	$327,824

2. Computation for Determination of the Reserve Requirements Under Rule 15c3-3

There were no material differences with regard to the calculation under Rule 15c3-3

The accompanying notes are an integral part of this financial statement


CERTIFIED PUBLIC ACCOUNTANT
PT

SCOTT PLANNING COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED MAY 31, 2003

	Balance June 1, 2002	Increase (Decrease)	Balance May 31,2003
Borrowings pursuant to satisfactory subordination agreements	$0.00	$0.00	$0.00

The accompanying notes are an integral part of this financial statement


PUBLIC ACCOUNTANT
CERTIFIED
PT

SCOTT PLANNING COMPANY, INC.
MATERIAL INADEQUACIES
PURSUANT TO RULE 17 a – 5(j)
AS OF MAY 31, 2003

SUPPLEMENTARY
SCHEDULE V

There are no material inadequacies found to exist or found to have existed since the date of the previous audit.

The accompanying notes are an integral part of this financial statement


PT
CERTIFIED PUBLIC ACCOUNTANT

SCOTT PLANNING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2003

Note 1- Accounting Policies

Commission income and all expenses are recorded on the accrual basis.

Note 2- Transactions with Affiliated Entities

Scott Planning Company, Inc., Chartwell Travel and Tours, Inc., (a travel agency), Creative Holiday Unlimited, Inc. (a travel agency- bus tours) and Kenneth Jeffrey Associates, Inc. (a life insurance agency) are wholly-owned subsidiaries of Scott Services, Inc. Scott Bernard Corp., whose stockholders are Beatrice and Scott Sorkin, own the building in which Scott Planning Company rents space. During the fiscal year ended May 31, 2003, Scott Planning Company, Inc. paid $18,200 for rent of such office space. Scott Planning Company, Inc., also paid Scott Services, Inc. management fees totaling $22,590for its share of common overhead shared by the above companies

Note 3- Account for the Exclusive Benefit of Customers

In accordance with the Securities and Exchange Commission Rule 15c3-3, the Company is required to segregate certain customer funds from corporate funds, and is restricted from using such funds for general purposes. As of May 31, 2003, $1,046 was in the account, although none was required.

Note 4- Commitments

The Company leases do not contain non-cancelable terms of more than one year from May 31, 2003.

Note 5- Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (ratio of net capital, to aggregate indebtedness) fluctuates on a daily basis. At May 31, 2003, the Company had net capital of $ 327,824 and net capital requirements of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .0106 CASH to 1 as compared to the 15 to 1 limitation. The net capital rules may effectively restrict the payment of cash dividends.